December 10, 2009

CORRESPONDENCE FILED VIA EDGAR

AND OVERNIGHT DELIVERY

Ms. Linda Cvrkel

Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	News Corporation
Form 10-K for the Fiscal Year Ended June 30, 2009
Filed August 12, 2009
File No. 001-32352

Dear Ms. Cvrkel:

On behalf of News Corporation (“News Corporation” or the “Company”), set forth below are responses of the Company to the Staff’s letter of comment, dated December 3, 2009, relating to the Company’s annual report on Form 10-K filed with the Securities and Exchange Commission (“Commission”) on August 12, 2009. For your convenience, we have repeated and numbered each paragraph below to correspond to the numbered comment set forth in the Staff’s comment letter.

Annual Report on Form 10-K for the fiscal year ended June 30, 2009

Financial Statements, page 79

Notes to Consolidated Financial Statements, page 87

Note 23, Additional Financial Information, page 146

1. We note from the table on page 147 that a gain on sale of television stations in the amount of $232 million was included in “other, net,” a component of non-operating income /expense in your fiscal year ended June 30, 2009 consolidated statement of operations. Given that the television stations sold appear to be wholly owned assets based on the disclosures provided in Note 3, and represent components of your normal business operations, please tell us why you believe such gains are appropriately classified in non-operating income. Refer to the guidance in footnote 68 to SAB Topic 13. We may have further comment upon your receipt of your response.

The Company concluded that the disposal group (i.e., the television stations included in the sale) represented a component of an entity in accordance with Accounting Standards Codification (“ASC”) 360-10-45 “Property, Plant, and Equipment” (“ASC 360-10-45”), but that the disposal group did not qualify for discontinued operations treatment due to the Company’s continuing involvement as a result of these stations’ network affiliation agreements. The disposal group was considered a component of an entity due to its clearly distinguishable operations and cash flows both from an operational and a financial reporting perspective, as discrete financial information was available for the disposal group. ASC 360-10-45 provides guidance on the presentation requirements if a disposal group is not considered a component of an entity, but does not address the presentation requirements of a disposal group that is considered a component of an entity, unless the disposal group qualifies for discontinued operations. Footnote 68 to Staff Accounting Bulletin Topic 13 states that “gains or losses from the sale of assets should be reported as “other general expenses” pursuant to Regulation S-X, Article 5-03(b)(6);” however, Regulation S-X does not state whether gains or losses on the disposal of a component of an entity should be reported in operating income. In evaluating the appropriate classification within the consolidated statements of operations for the sale of the television stations based on the guidance above, the Company relied on the distinction between a disposal of a component of an entity (i.e., a sale of a business) and the disposal of operating assets. The Company considers the sale of a business to be a non-operating activity as the Company is not in the business of buying and selling businesses, as opposed to operating asset disposals which are of a recurring nature and as such are recorded as a component of “Operating Income.”

Absent clear authoritative guidance on the issue of presentation, as well as the clear distinction between operating asset disposals and the sale of businesses, and given that the Company has clearly disclosed this transaction in the notes to its consolidated financial statements, the Company believes that the presentation and disclosures in its Annual Report on Form 10-K for the year ended June 30, 2009 are appropriate and that the presentation is responsive to the needs of the users of the financial statements. Additionally, the notes to the consolidated financial statements included in the Annual Report on Form 10-K for the year ended June 30, 2009 clearly state the amount and the location of the gain in the consolidated statements of operations.

Quarterly Report on Form 10-Q for the quarter ended September 30, 2009

Financial Statements, page 3

Notes to Unaudited Consolidated Financial Statements, page 6

Note 13 — Contingencies, page 15

2. We note from the discussion in the first paragraph on page 17 that despite a negative ruling against the company in the Valassis case in the amount of $300 million, the company does not believe that the accrual of a liability for this judgment is necessary at September 30, 2009. Please explain in further detail why you do not believe the negative judgment in the amount of $300 million does not meet the criteria for recognition under ASC 450-20-25-2, as it appears as though a liability has been incurred and the amount is known.

The Company believes that the negative judgment related to the Valassis case does not meet the criteria for recognition under ASC 450 “Contingencies.” ASC 450-20-25-2 states that a loss contingency shall be accrued by a charge to income if both of the following conditions are met: the loss is probable and the amount can be reasonably estimated. After completing a comprehensive review, which included consultation with the Company’s outside legal counsel, the Company concluded that the two claims as asserted are not supported by Michigan law. Further, the Company concluded that the Michigan state court made multiple errors resulting in the Valassis verdict and that these errors constitute grounds for a successful appeal and, as a result, the judgment against News America Marketing will ultimately be reversed and News America Marketing will prevail without a liability being incurred. The Company, therefore, has determined that a loss from this judgment is not probable. As required, the Company has provided disclosure with respect to the judgment and the current status of the litigation in accordance with ASC 450-20-50-3, which states, “Disclosure of the contingency shall be made if there is at least a reasonable possibility that a loss or an additional loss may have been incurred and either of the following conditions exists: (a) An accrual is not made for a loss contingency because any of the conditions in ASC 450-20-25-2 are not met; or (b) An exposure to loss exists in excess of the amount accrued pursuant to the provisions of ASC 450-20-30-1.” The Company will continue to update this disclosure as appropriate in future filings.

* * * * * * * *

Enclosed with this letter is a letter from the Company acknowledging its responsibilities with respect to the disclosure. If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (212) 918-8270.

Sincerely,

/s/ Amy Bowerman Freed
Amy Bowerman Freed Hogan & Hartson LLP

[Letterhead of News Corporation]

December 10, 2009

CORRESPONDENCE FILED VIA EDGAR

AND OVERNIGHT DELIVERY

Ms. Linda Cvrkel

Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	News Corporation
Form 10-K for the Fiscal Year Ended June 30, 2009
Filed August 12, 2009
File No. 001-32352

Dear Ms. Cvrkel:

In connection with responding to comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in a letter dated December 3, 2009 with respect to the above-referenced Form 10-K for the fiscal year ended June 30, 2009, News Corporation (the “Company”) hereby acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need additional information, please contact the undersigned at (212) 852-7724.

Sincerely,

/s/ Janet Nova
Janet Nova Senior Vice President and Deputy General Counsel News Corporation